Squire Patton Boggs (US) LLP 475 Sansome Street, 16th Floor San Francisco, California 94111

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Charlotte Westfall T +1 415 954 0220 charlotte.westfall@squirepb.com

Fred Summer T +1 614 365 2743 fred.summer@squirepb.com

October 26, 2022

VIA EDGAR

Ms. Charli Gibbs-Tabler
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:	Xiao-I Corporation Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 2, 2022 CIK No. 0001935172

Dear Ms. Gibbs-Tabler:

We are in receipt of the Staff’s letter dated September 19, 2022 with respect to the above-referenced confidential draft Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). We are responding to the Staff’s comments on behalf of Xiao-I Corporation (“Xiao-I” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 2 to its Registration Statement on Form F-1 (the “Amendment”) responding to the Staff’s comments and updating the Draft Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Moreover, the Company advises the Staff that, in addition to the Company’s responses to the comments in the Staff’s letter, the Amendment also includes additional revisions primarily to reflect (1) the change of the offering from ordinary shares to American Depositary Shares and (2) the restatement of its financial statements.

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Squire Patton Boggs (US) LLP	October 26, 2022

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted September 2, 2022

Cover Page

1. We note the revisions made in response to prior comments 1, 2 and 10. Disclosure here and elsewhere states that a VIE is an entity that “exercises operational control, bears the risk of, and enjoys the rewards normally associated with ownership of the entity.” Please revise to ensure you refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. In this regard, we note neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.

Xiao-I’s Response: The Company has revised its disclosures in the Amendment in response to the Staff’s comment.

2. In your response to prior comment 37 you state that you do not elect to opt out of the extended transition period for complying with new or revised financial accounting standards; however, on the cover page you indicate that you have elected not to use the extended transition period. Please revise for consistency. Also, revise your disclosures on pages 26, 69 and F-24 to clearly disclose your election to use the extended transition period and to disclose that your financial statements may not be comparable to companies that comply with public company effective dates.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised its cover page, pages 27, 77 and F-24 to state that it does not opt out of the extended transition period for complying with new or revised financial accounting standards.

3. We note the disclosure you added regarding the Statement of Protocol signed by the PCAOB and the CSRC. Please revise to clarify that the PCAOB will be required to assess whether it is able to inspect and investigate completely registered pubic accounting firms headquartered in China and Hong Kong by the end of 2022.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised its disclosure related to the Statement of Protocol signed by the PCAOB and the CSRC.

About this Prospectus
Conventions that apply to this Prospectus, page 1

4. We note the revisions made in response to prior comment 6. In light of your operations in Hong Kong, please ensure that disclosure throughout your prospectus clarifies that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. In this regard, please discuss the commensurate laws and regulations in Hong Kong and any risks and consequences to the company associated with those laws and regulations. For example, please:

●	provide additional disclosure related to the enforceability of civil liabilities in Hong Kong;

Squire Patton Boggs (US) LLP	October 26, 2022

Xiao-I’s Response: The Company has revised its disclosure in the Amendment in response to the Staff’s comment.

●	disclose on the cover page how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange; and

Xiao-I’s Response: The Company has revised its disclosure in the Amendment in response to the Staff’s comment.

●	provide risk factor disclosure to explain whether there is any commensurate laws or regulations in Hong Kong which result in oversight over data security and explain how this oversight impacts the company’s business and the offering and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Xiao-I’s Response: The Company has revised its disclosure in the Amendment in response to the Staff’s comment.

5. We note the revisions made in response to prior comment 7. Please revise your definition of “‘we,’ ‘us,’ or the ‘Company’” to exclude the variable interest entity, Shanghai Xiao-i.

Xiao-I’s Response: The Company has revised its disclosure in the Amendment in response to the Staff’s comment.

Prospectus Summary
Our History and Corporate Structure, page 7

6. We note your response to prior comment 9. Please revise to disclose the ownership of the VIE, Shanghai Xiao-i, and the ownership of the remaining 30% of Guizhou Xiao-i.

Xiao-I’s Response: The Company has revised its corporate legal structure diagram in the Amendment in response to the Staff’s comment.

Our Competitive Advantages, page 16

7. We note the revisions made in response to prior comment 25. While we note your disclosure that the court confirmed the validity of your patent in your 2012 patent infringement against a subsidiary of Apple, please revise to clearly state whether the court ruled on or determined whether Apple was infringing upon your patent. Additionally, with respect to the 2020 lawsuit against Apple discussed on page 113, please clarify whether the court has ruled on your behavior preservation application (injunction).

Xiao-I’s Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in the Amendment.

Consolidation, page 18

8. We note your response and revised disclosure in response to prior comment 13. The “Investment deficit in VIE” and “Share of loss/income in VIE” line item titles and your explanation implies the VIE arrangement is similar to an equity method investment. Pursuant to the Exclusive Business Cooperation Agreement, the WFOE receives benefits of the VIE in the form of service fees and has an obligation to provide financial support to the VIE as needed. As you state that there were no services fees recognized for the years ended December 31, 2020 and 2021 and that there were no loans or capital contributions to the VIE for the three years ended December 31, 2021, please revise these line items to more appropriately describe the nature of the amounts. Also, as the Parent has no direct relationship with the VIE or its subsidiaries revise the line item titles “Investment deficit in VIE’s subsidiaries” and “Share of loss/income in the VIE’s subsidiaries”.

Squire Patton Boggs (US) LLP	October 26, 2022

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 19-23 in the Amendment. The line items title (i) “Investment deficit in VIE” was revised to “Deficit of VIE and VIE’s subsidiaries absorbed by WFOE”, (ii) “Investment deficit in VIE’s subsidiaries” was revised to “Investment deficit in subsidiaries”, (iii) “Share of loss in VIE” was revised to “Loss of VIE and VIE’s subsidiaries absorbed by WFOE” and (iv) “Share of loss/income in the VIE’s subsidiaries” was revised to “Share of loss/income in subsidiaries.”

Permission Required from the PRC Authorities..., page 24

9. We note the revisions made in response to prior comment 15 and re-issue this comment in part. Please revise your summary to state affirmatively whether you have received all requisite permissions or approvals that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors a and whether any permissions or approvals have been denied. Also, we note that you believe that CSRC approval is not required for the offering. Please revise to indicate if you relied on the opinion of counsel to reach this conclusions and, if so, identify counsel. If you did not rely on counsel, please explain why you did not consult counsel.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised its disclosures on cover page and page 26 in the Amendment.

Dilution, page 76

10. Your response to prior comment 19 indicates that you revised the disclosure regarding dilution to exclude contract costs from net tangible book value; however, the amounts on page 76 were not revised. Please revise or advise.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment.

Principal Shareholders, page 134

11. We note the revisions made in response to prior comment 27 and we re-issue this comment in part. Please revise to disclose the natural person or persons who exercise the voting and/or dispositive powers, or have the right to receive the economic benefit, with respect to the securities owned by River Hill China Fund L.P. Additionally, please ensure you disclose all of the information required by Item 7.A of Form 20-F.

Xiao-I’s Response: The Company respectfully acknowledges the Staff’s comment and has revised its corporate legal structure diagram and its disclosure on principal shareholders on page 144 in the Amendment.

Squire Patton Boggs (US) LLP	October 26, 2022

Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-9

12. We note your revised disclosure in response to prior comment 32. Please revise to explain how your ability to receive all of the economic benefit from and obligation to absorb all of the losses of the VIE and its subsidiaries is impacted by the non-controlling interest in Guizhou Xiao-I. In this regard, you disclose that you receive substantially all of the economic benefits of the VIE; however there is a 30 percent non-controlling interest in one of the VIE’s subsidiaries. In addition, explain why the amount of the shareholder deficit attributable to non-controlling interest is such a significant portion of the VIE total shareholders’ deficit as of December 31, 2020 and 2021.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment. The reasons that the amount of the shareholder deficit attributable to the non-controlling interest is such a significant portion of the VIE total shareholders’ deficit are both Guizhou Xiao-I is a major subsidiary of VIE and Guizhou Xiao-I has been conducting operation for AI robot development since 2016. In addition, Guizhou Xiao-I incurred a substantial portion of accumulated loss for the past years as the Company devoted to develop technology in the early business stage. Therefore, the non-controlling interests accumulated since 2016 constitute a significant portion of the VIE total shareholders’ deficit as of December 31, 2020 and 2021.

Note 4. Prepaid Expenses and Other Assets, page F-25

13. We note your response and revised disclosure in response to prior comment 40. Footnote (2) on page F-25 indicates that the prepaid case acceptance fee for the Apple litigation was approximately $1.6 million; however the prepaid case acceptance fee balance is $3.9 million. Please explain why these amounts differ. Also, explain why you have recorded a prepaid asset considering the amounts were paid by third parties. In addition, reconcile this disclosure with the amount of litigation payable as of December 31, 2021 that you disclose mainly consists of the litigation fee of the Apple lawsuit paid by the third parties on behalf of the Group.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-25 of the Amendment. The prepaid case acceptance fee is $3.9 million, in proportion to the claim amount, which is $1,569 million. If the Company wins the lawsuit, it will be entitled to receive refund of the case acceptance fee. Given the fact that the Company won the previous lawsuit against Apple with High People’s Court of Shanghai in China, claiming the ownership and effectiveness of the intelligent assistant patent (ZL200410053749.9 invention patent), the Company believes that it is highly likely to win the lawsuit. Therefore, the Company recorded a prepaid asset of $3.9 million since there was a future economic benefit to the Company. As the lawsuit requires prepaid case acceptance fee, the Company received funds from third parties to pay the court the case acceptance fee. Hence, the Company recognized the litigation fee, i.e., the case acceptance fee paid by third parties as liabilities to reflect commercial substance. The court initially required an acceptance fee more than $3.9 million when the case was commenced, and the Company received funding of $5.2 million from several third parties. Subsequently, the court reduced the case acceptance fee to $3.9 million and the Company has not returned the excess amount to the third parties, as a result, the amount of the payable is greater than the amount of the prepaid asset. Therefore, on page F-29 under note (2), the Company used the word “mainly” to reflect the nature of litigation related payable.

14. In the revised disclosure in response to prior comment 38 you disclose that receivables from third parties mainly includes “funds lent to third parties.” Please revise to clarify your relationship to these third parties and explain why the company has lent funds to these third parties. In addition, revise your MD&A to separately discuss bad debt expense related to customer receivables and bad debt related to receivables from third parties. In this regard we note that on page 84 you disclose an increase in bad debt expenses of US$0.89 million, however we are unable to reconcile this to the amounts disclosed as bad debt expense on pages F-24 and F-25.

Squire Patton Boggs (US) LLP	October 26, 2022

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-25 of the Amendment. Receivables from third parties mainly include funds lent to third parties who used to be the Company’s business partners for the purpose of supporting their business operations. The majority of the funds were lent to third parties prior to fiscal year of 2019, however, due to the intense market competition and adverse effect of COVID-19, these third parties suffered from deteriorated financial position and were unable to repay the loans. The Company made full bad debt provisions related to these loans in 2021 and decided to write off the balance in 2022.

In addition, the Company revised page 84 of MD&A to separately discuss bad debt expense related to customer receivables and bad debt related to receivables from third parties. To clarify, increase in total bad debt expenses of US$0.89 million equals to increase in bad debt expenses related to receivables from third parties of US$1.38 million, offset by reversed bad debt expenses related to customer receivables of US$0.49 million due to amount received from customers.

Note 9. Convertible Loans, page F-28

15. Please clarify the following in relation to your response and revised disclosure in response to prior comment 39:

●	Your reference to issuing ordinary shares of an “affiliate” is unclear. Revise to clarify whether the shares to be issued if such loans were converted would be ordinary shares of Xiao-I Corporation upon completion of this IPO.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised its disclosure in the Amendment to clarify that the shares to be issued if such loans were converted would be ordinary shares of Xiao-I Corporation upon completion of this offering pursuant to the relevant loan agreements (the “Conversion”). Whether the loans are paid for in cash or in ordinary shares of Xiao-I Corporation is at the option of the VIE. The VIE has decided to pay cash to the lenders upon completion of this offering. In the opinion of the Company’s PRC Counsel, Jingtian & Gongcheng, VIE’s decision to pay cash to the lenders upon completing of this offering is not in violation of applicable PRC laws and regulations or contractual provisions in the Investment Agreement.

●	As these convertible loans are an obligation of the VIE it remains unclear how shares of Xiao-I Corporation could be issued in settlement of the VIE’s obligations. On page F-14 you disclose that creditors of the VIE’s third party liabilities do not have recourse to the general credit of the Company and the Company is not a party to or guarantor on the Investment Agreement. Please advise.

Xiao-I’s Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the VIE has decided to pay cash to the lenders upon completion of this offering. By doing so, VIE will settle liabilities on its own without involving the Company. By doing so, VIE will settle liabilities on its own without involving the Company. The Company will disclose the reclassification of convertible loans into ordinary loans under subsequent events footnote in the unaudited condensed consolidated financial statements for the six months ended June 30, 2022.

●	Clarify where the conversion formula described in your response as “converted into predetermined number of ordinary shares held by the Company, which equal to the proportion of loan’s principal to target enterprise market value times the numbers of outstanding shares of the Company as of December 31, 2020” is addressed in the Investment Agreement in Exhibit 10.8.

Squire Patton Boggs (US) LLP	October 26, 2022

Xiao-I’s Response: The Company respectfully acknowledges the Staff’s comment. The basic conversion method is briefly described in Section II (1) of the Investment Agreement in Exhibit 10.8. Specifically, it provides that “… According to the date when Party A actually transfers the funds to the banking account designated by Party B, [ ● ] shares (the "Number of Convertible Shares"), which are converted based on the market value of the Proposed Listing Company corresponding to the funds transferred by Party A: RMB [ ● ], shall be issued to Party A when the Proposed Listing Company is successfully listed in China or overseas.” The conversion formula from which the Number of Convertible Shares was calculated was based on this basic conversion method in the Investment Agreement. However, as mentioned above, the VIE has decided to pay cash to settle the loans.

●	Revise to disclose the aggregate number of shares that would be issued in a hypothetical conversion of the total loans outstanding at December 31, 2021 assuming an IPO with an implied enterprise market value of $465 million, the minimum enterprise market value that could trigger conversion option.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the Amendment.

●	Clarify the timing of the repayment in cash or conversion into shares in relation to completion of this IPO.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the Amendment. Pursuant to the loan agreements, the timing of the repayment in cash or conversion into shares is within [ten] working days after completion of the listing date.

●	Tell us whether the Xu*** and Shi***loans were settled or were extended and disclose this in your subsequent event footnote.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-41 of the Amendment. The Company was in the process of negotiating the extension terms with convertible loan holders Xu*** and Shi*** as of report issuance date, July 8, 2022. In August 2022, Xu*** and Shi***loans were extended. In September, 2022, Chen *** loans were extended.

Related Party Transactions, page F-33

16. We note your response to prior comment 28. Please revise to ensure you disclose the nature of the related party transactions and the material terms of the related party loans described on page F-33 for the previous three financial years up to the date of the document. For each loan, please disclose the nature of the loan and the transaction in which it was incurred and the interest rate on the loan. Refer to Item 7.B of Form 20-F.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page 147 and F-34 of the Amendment. Additionally, the Company respectfully draws the Staff’s attention to its disclosures in the Amendment under the “Amount due to related parties” table, which states: “The balance represents the advance funds from related parties for daily operational purposes. The funds are interest-free, unsecured and repayable on demand.” As an emerging growth company (“EGC”), the Company elected to disclose two financial years related party transactions.

Exhibit Index, page II-3

17. We note your response to prior comment 24. While the disclosure on page 82 references an “Intelligent Drawing Platform Operation and Technical Support Agreement”, we note that Exhibit 10.11 is titled as “Operation and Technical Service Agreement of Intelligent Plan Review Platform Agreement.” To the extent the highlighted disclosure on page 82 references Exhibit 10.11, please revise to refer to this agreement in a consistent manner in both locations. Alternatively, if these are distinct agreements, please also file the Intelligent Drawing Platform Operation and Technical Support Agreement.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised its disclosure on page 93 in the Amendment.

Squire Patton Boggs (US) LLP	October 26, 2022

General

18. Please revise to clarify how you intend to hold the NFTs such as whether they will be held in digital wallet, exchanges, or hardware wallets, and the security precautions you will take to keep your crypto assets secure. To the extent that you intend to utilize a third party, expand your risk factors to discuss the risks associated with reliance on having a third-party have custody of your crypto assets.

Xiao-I’s Response: The Company respectfully acknowledges the Staff’s comment. The Company does not currently hold any NFTs or any other crypto assets. Further, the Company has decided not to offer NFTs in the foreseeable future. Accordingly, the Company has revised its disclosures and deleted all references to NFTs in the Amendment.

19. Please supplementally provide us with your legal analysis as to whether the NFTs that will be offered and sold through your marketplace will be securities under Section 2(a)(1) of the Securities Act of 1933. In responding to this comment, please address your operation of the marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985). Moreover, in preparing your legal analysis, please address not only the instruments themselves but also your role in the operation of the marketplace and creation of the instruments, as well as your ongoing interest in the NFTs after resale.

Xiao-I’s Response: The Company respectfully acknowledges the Staff’s comment. Since the company has decided not to offer NFTs for the foreseeable future, this comment has become moot.

20. Tell us whether you will maintain royalty interest in or intellectual property ownership of the NFTs sold on your platform. Discuss the intellectual property underlying the NFTs and explain to us how disputes over such rights will be resolved and your role in such resolution, including your role in the enforcement of such rights.

Xiao-I’s Response: The Company respectfully acknowledges the Staff’s comment. Since the company has decided not to offer NFTs for the foreseeable future, this comment has become moot.

21. Please revise your summary risk factors to include blockchain, crypto asset, and NFT specific risks associated with your planned business operations. As non-exclusive examples only, discuss the impact of lack of liquidity and volatility as is relates to the NFT marketplace

Xiao-I’s Response: The Company respectfully acknowledges the Staff’s comment. Since the company has decided not to offer NFTs for the foreseeable future, this comment has become moot.

22. Please describe in detail your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk based assessments and are not a legal standard or binding on regulators. Also, include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment.

Xiao-I’s Response: The Company respectfully acknowledges the Staff’s comment. The Company has decided not to offer NFTs for the foreseeable future. Accordingly, the Company does not have internal processes regarding how it will determine whether particular crypto assets are securities.

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Squire Patton Boggs (US) LLP	October 26, 2022

Any comments or questions regarding the foregoing should be directed to the undersigned at 614.365.2743. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Fred A. Summer
Fred A. Summer
of SQUIRE PATTON BOGGS (US) LLP

cc:	Joyce Sweeney, Securities and Exchange Commission
Christine Dietz, Securities and Exchange Commission
Mitchell Austin, Securities and Exchange Commission
Hui Yuan, Xiao-I Corporation
Chao Xu, Xiao-I Corporation
Charlotte Westfall, Squire Patton Boggs LLP
David Zagore, Squire Patton Boggs LLP